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                                                                    Exhibit 99.2

On December 2, 2003, Vivendi Universal S.A. announced that it had signed an underwritten commitment for a new unsecured syndicated credit facility. The five-year, 2.7 billion euro facility will be used to cover the company's general corporate purposes, for refinancing and as a back-up to the company's commercial paper programs. The facility includes a 500 million euro swingline.


The use of the facility is subject to the closing of the NBC-Universal transaction planned for the first half of 2004. The facility does not require the pledge of any company assets or mandatory repayment (except in the event of a disposal of Cegetel assets), which will allow for increased flexibility in the company's disposal/investment process. The facility also will extend the effective average maturity of the company's debt after the completion of the NBC-Universal transaction.

The maximum spread under the facility is 110 basis points (125 basis points on the swingline) and is subject to adjustment, based on Vivendi Universal's credit rating, reaching 45 basis points if the company's rating improves to BBB+/Baa1. In comparison, the spread on the current 2.5 billion euro facility is 275 basis points, while the spread on the existing 3 billion euro secured facility is 150 basis points.

The Mandated Lead Arrangers/Book Runners that have underwritten the transaction are: Bank of America, BNP Paribas, Citigroup, Credit Lyonnais - Credit Agricole Indosuez, Deutsche Bank, JP Morgan, Royal Bank of Scotland and Societe Generale.

IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: the NBC-Universal transaction will not be completed; this transaction will not materialize in the timing or manner described above; Vivendi Universal will not achieve an investment grade rating; Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transaction; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the French Commission des Operations de Bourse and with the U.S. Securities and Exchange Commission (at www.sec.gov) or directly from Vivendi Universal. Vivendi Universal does not undertake and expressly disclaims any obligation to provide updates or to revise any forward-looking statements.